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Gold Investor February 2017 Do something! Dr Alan Greenspan on stagflation, indebtedness, despair and the role of gold Talking Turkey Smart investing Europe in sight Making better use of Asset protection Gold in an the nation’s wealth in a high-risk world electoral year

Gold Investor | February 2017

Contents

Foreword 3
The global role of gold



In the news 4
Gold market news from around the world

Smart investing in a high-risk world 5
Celia Dallas of global investment firm Cambridge Associates outlines optimal investment strategies for 2017, focused on improved efficiency, enhanced returns and downside protection.

European uncertainty: a catalyst for gold 8
The gold price is frequently associated with events in the US. But this year could be different. Suki Cooper of Standard Chartered Bank suggests rising political uncertainty across Europe could prompt renewed interest in gold.



The ultimate insurance policy 11



Dr Alan Greenspan, former Chairman of the Federal Reserve, reveals his deep concerns about socio-economic prospects in the developed world and suggests fundamental change is needed to restore political balance and sovereign indebtedness.

Maximising gold's monetary value 15
Gold has long been prized as a means of preserving wealth from generation to generation. But it can play a much greater role in society, as Erkan Kilimci, Deputy Governor at the Central Bank of the Republic of Turkey, explains.



Timely expansion in Turkey 18
Borsa İstanbul is taking substantial steps to enhance its standing in the global gold market. Chairman Himmet Karadağexplains his ambitions, as gold plays an increasing role in Turkey's wealth and regional status.

Advancing Islamic Finance through gold 19



The Shari'ah Standard is designed to bring the benefits of gold as an asset class to Muslim investors worldwide. Dr Mark Mobius, Executive Chairman, Templeton Emerging Markets Group, explains the significance of the new Standard.

Gold beyond the US dollar 21
Gold is traditionally priced in dollars and assessed in relation to the US currency. But, as Juan Carlos Artigas of the World Gold Council explains, 90% of physical demand comes from outside the US. For these investors, local currency prices are much more relevant. And they can differ considerably from the dollar price.

Key gold market statistics 24

Gold Investor | February 2017 2

Foreword

The global role of gold

Aram Shishmanian

Chief Executive Officer
World Gold Council



Welcome to the winter edition of Gold Investor. From a geopolitical perspective, 2016 was one of the most tumultuous years in the recent past. The Brexit vote, Donald Trump's Presidential victory and a rise in anti-establishment feeling have had a profound impact not just on politics but also on markets.

Growing fears about the future have benefited gold, which ended last year more than 8% higher and has risen in the first few weeks of 2017 as well. But what does the rest of this year hold?

In this edition of *Gold Investor*, we explore the role of gold in the current environment from the perspective of US and European institutions; Middle Eastern investors, and central bankers, including Dr Alan Greenspan, Chairman of the US Federal Reserve from 1987 to 2006.

Dr Greenspan believes there is a growing risk of stagflation across the developed world, as stagnant economic growth combines with rising inflation. Suggesting that significant increases in inflation will ultimately drive the gold price, he says: "Investment in gold now is for insurance. It's not for short-term gain, but for long-term protection." (See page 11).

Central bankers in aggregate have been net buyers of gold for almost a decade, not least the Central Bank of the Republic of Turkey, which allocates 13% to 15% of its total reserves to gold. As Deputy Governor Erkan Kilimci explains: "It is one of the safest assets a nation can hold." But Turkey is also using gold to drive economic growth, encouraging citizens to monetise their gold and bring hidden wealth back into the economy. (See page 15).

Among institutional investors, there is mounting disquiet about the value of mainstream financial markets against a background of political and economic turbulence. Celia Dallas, Chief Investment Strategist at global investment firm Cambridge Associates, suggests that diversification is key in a high-risk climate where many "safe" assets are expensive and US equities have already enjoyed an eight-year bull run. (See page 5).

Suki Cooper, Precious Metals Analyst at Standard Chartered Bank, is particularly concerned about the climate across the Eurozone, suggesting: "Significant upside risk lurks in 2017, and it sits outside the US: namely, the potential shocks stemming from the shifting political plates in Europe." (See page 8).

We are keen to hear your views about our publication so please email **goldinvestor@gold.org**. We hope you enjoy the read.



Aram Shishmanian

The World Gold Council is the market development organisation for the gold industry. Working with world-class organisations across the supply chain, we stimulate demand, develop innovative uses of gold and take new products to market. As the global authority on gold, we offer comprehensive analysis of the industry, giving decision makers unparalleled information and insight into the drivers of gold demand.

Gold Investor | February 2017 3

In the news Chinese gold reserves Enhanced unchanged transparency from The People’s Bank of China reported unchanged the Bank of England gold reserves in January 2017, at 1842.6 tonnes. The Bank have added to their gold holdings The Bank of England is, for the first time, regularly since they started monthly reporting in publishing monthly data revealing the July 2015, but this is the third consecutive month amount of gold it holds on behalf of other that their position has remained unchanged. central banks. As a leading custodian of gold, with one of the largest vaults in the world, the Bank of England’s decision is highly significant. Not only will it enhance the transparency of the Bank’s own gold operations; it will also support the drive towards greater transparency across the gold market. The data reveals the total weight of gold held within the Bank of England’s vaults and includes five years of historical data. Gold demand hits four year high. Global gold demand rose 2% in 2016 to reach 4,309 tonnes, the highest level since 2013, according to the World Gold Council’s latest Gold Demand Trends report. This was largely driven by inflows into gold-backed Exchange Traded Funds (ETFs) of 532 tonnes, the second-highest year on record, as investors responded to concerns over future monetary policy, geopolitical Testing times for gold uncertainty and negative interest rates. in India The shock announcement from Indian Prime Minister Narendra Modi that the country’s two highest-denomination banknotes would cease to be legal tender rocked the gold market in the last few months of 2016 and the short-term outlook remains unsettled. Longer term trends remain positive however, driven by rising incomes, a fast-growing middle class and a number of positive domestic policy measures. Gold Investor | February 2017 4

Smart investing and the role of gold

Celia Dallas

Chief Investment Strategist
Cambridge Associates



Celia Dallas is Chief Investment Strategist at global investment firm Cambridge Associates. Here, she outlines optimal investment strategies for 2017 and the role that gold can play in the current environment.

“In the current environment of swelled central bank balance sheets and competitive currency devaluations, we regard gold as a useful addition to portfolios.”

1

In your view, what are the biggest risks that investors face in 2017?

Investors face a wide range of geopolitical and macroeconomic risks that are well recognised, from prospects for disintegration of the European Union to a hard landing in China, to trade wars and military conflicts. In such an environment, investors may be tempted to de-risk portfolios and/or concentrate in a few assets they perceive to be safe. However, much of what is regarded as safe today is expensive, with low prospective returns. Investors need to resist such temptations, along with the temptation to invest only in what has worked in recent years.

Eight years into a bull market in US equities, during which the S&P 500 compounded at about 14% annually, and a 70% US equity/30% bond index portfolio returned an annual 11%, many investors are ready to give up on diversification and active management.

Investors are increasingly asking why not index to US equities or a simple stock/bond portfolio? Investors that do so run the risk of missing the bend in the road by focusing their gaze on the rearview mirror. Diversification will continue to prevent investors from owning too much of the worst performing assets, which are often the best recent performers.

2

And what are the biggest opportunities?

We are emphasising pursuit of value-oriented strategies and selective private investments.

Even as markets have responded aggressively to the initial stages of interest rate normalisation and a reflating economy by rewarding value stocks and cyclicals, a continuation of these economic trends would see these markets move considerably higher relative to more defensive peers. This trend has a lot more room to run before it becomes overextended, but we would caution that, within the US market, value stocks are already quite pricey.

In addition, we continue to find attractive managers across the private investment spectrum, discovering better return prospects outside the mainstream.

Gold Investor | February 2017 5

Smart investing and the role of gold


Tuesday, Mar 15, 2016
Open: 3.06
High: 3.08
Low: 3.04
Close: 3.08

> "Investors that index to US equities or a simple stock/bond portfolio run the risk of missing the bend in the road by focusing their gaze on the rearview mirror."

3

In your view, what are the key attributes that gold brings to a portfolio?

Gold's unique characteristic as a store of value over long time horizons can be a double-edged sword. This characteristic is beneficial in periods of economic contraction accompanied by currency depreciation, but under the assumption that gold prices track inflation over the long term, its expected real return is 0%. This can present a high hurdle for inclusion in portfolios. Gold's diversification characteristics must be strong enough to be additive to portfolios seeking to earn 5% or 6% in excess of inflation.

In the current environment of swelled central bank balance sheets and competitive currency devaluations, we regard gold as a useful addition to portfolios. While high-quality sovereign bonds can be additive during many stressful economic environments, they fall short during periods when inflation expectations (and nominal yields) are rising. Should an investor's reference currency decline in such a bust, gold would be uniquely qualified to perform well. Investors could instead own a basket of unhedged sovereign bonds in other currencies to protect against this risk; however, the risk that currencies broadly depreciate relative to gold in today's environment makes gold a superior form of protection against this risk.

In addition, gold may benefit if real interest rates fall, even as nominal yields rise; a distinct possibility in an environment where central banks, hesitant to tighten monetary policy, may fall "behind the curve." However, gold investors must accept that gold prices should be expected to fall to the degree that real yields rise and/or central banks tighten or are less easy than the markets expect. Of course, we would expect that risk-oriented assets comprising most of investment portfolios would perform well under such conditions.

4

What are the biggest hurdles that asset owners face when introducing a new investment/asset class to their portfolios and how do they usually overcome them?

Introducing new ideas to investors requires an upfront educational process to make sure all committee members, family members, and relevant stakeholders understand the rationale and implications of such strategies before they are implemented. Investors should understand and become comfortable with return patterns so that they are able to withstand inevitable periods of underperformance.

The education process does not stop after the investment is made. It cannot be said enough times that investor risk tolerance is not static, but instead shifts with asset prices. If history is a guide, investors embracing "long-term" investment strategies today will be inclined to quickly jettison them when they inevitably enter a cycle of underperformance relative to more familiar investment strategies.

Gold Investor | February 2017

6

Smart investing and the role of gold 5 6 Long-term asset owners have As investors increase risk in their had to deliver returns through a portfolios, what kind of strategies prolonged period of historically do you recommend for them to low interest rates. How have they manage this risk? re-adjusted their portfolios to meet We caution investors against increasing risk today. It is their liabilities and investment getting late in the economic cycle and investors have quite a bit of geopolitical and macroeconomic uncertainty to objectives? digest in the year ahead. At the same time, over-allocating can be problematic in a low return environment when it will Every investor we work with faces unique circumstances be difficult to maintain the purchasing power of long-term that need to be clearly defined before constructing the investment portfolios after spending. portfolio. However, in general, investors have been seeking to improve portfolio efficiency to maintain an appropriate Investors should evaluate portfolios’ ability to weather a risk profile while improving return prospects. Such efforts variety of stress environments to gauge the amount of have focused on cutting back sovereign bond exposure, liquidity they need. These range from the more familiar while increasing allocations to other diversifying assets and periods experienced in recent decades, when sovereign private investments. bonds served as solid defence to equity-oriented portfolios, to the risk that economic contraction could be accompanied When investors revisit their approach to diversification, by rising inflation expectations; an environment that they can open the door to holding smaller allocations is detrimental to both stocks and bonds. Additional to low-yielding bonds, while preserving the risk profile considerations relate to the potential for debt covenants to of portfolios. We believe that it is possible to build a be violated or credit ratings to deteriorate. Such a stress-smarter, more diversified growth portfolio by allocating test analysis should be conducted holistically, not just to diversified, attractively valued sources of beta and/or focused on resources inside the long-term investment pool. by allocating to best-in-class managers in strategies with high alpha potential, but lower beta exposure (for example, The primary functions of de-risking portfolios for pensions long/short, absolute return, arbitrage, trend following, and are to reduce interest rate risk and credit risk, and to track market-neutral hedge funds). This strategy is particularly the movement of the liability (expected future payouts) as helpful to pension plan sponsors for whom the trade-off closely as possible. We emphasise downside protection between holding duration-matched bonds and maintaining in order to avoid investing in bonds that default or get sufficient expected returns to reduce funded status deficits downgraded and cause slippage in the funded status has never been higher. during times of market stress. We also construct de-risking portfolios that account for the interaction effect between Finally, investors with the capacity to increase illiquidity growth assets and liability hedging assets. have been seeking out higher returns through allocating more to private investments, including private credit funds seeking to take advantage of regulatory change and banking disintermediation. Beyond asset allocation, investors should carefully review spending and costs as another means for increasing the likelihood of preserving purchasing power during this    challenging low-yield environment. Gold may benefit if real interest rates fall, even as nominal yields rise. Gold Investor | February 2017 7

European uncertainty: a catalyst for gold

In recent years, the gold price has been driven primarily by events in China, India and the US. But this year could be different. **Suki Cooper**, Precious Metals Analyst at Standard Chartered Bank, believes rising political uncertainty across Europe could prompt renewed interest in gold.


12,355
3.93
133,200
14,531
6,035
495,100
3.91
10,737,400
9,754
3,490
4,976
1,921
22.30
1.52
9,374
6,700
3,322,800
43,318
13,871
3,867,300
29,580
7,433
11.75
5,239,900
2,322,248
29.03
2,389
3,300
2.02
17,288,600
13,224
3,491
8.67
2,913,100
40,573
1,051
1.94
16,273,100
247,000
45.12
0.77
7,284
10.53

Suki Cooper

Precious Metals Analyst
Standard Chartered Bank



Gold faces headwinds in 2017, such as potentially weak demand in China and India and the prospect of rising real US rates. But gold is not without catalysts. Unchecked US inflation, Brexit negotiations and the uncertainty surrounding Trump's international policies could trigger another bout of hedging and safe-haven demand. Although gold is often at the mercy of US policies, they are not its sole macro driver.

Significant upside risk lurks in 2017, and it sits outside the US: namely, the potential shocks stemming from the shifting political plates in Europe. Gold draws broad-based safe-haven demand in the event of systematic risk such as the great recession, and the elections across Europe this year have scope to shock markets again.

Systemic risks have already materialised across Europe over the past few years but they have not been sufficient to drive resilient material demand for gold. So what makes 2017 different? Quite simply, the concern is broad based.

> “Although gold is often at the mercy of US policies, they are not its sole macro driver.”

Gold Investor | February 2017 8

European uncertainty: a catalyst for gold The European Parliament in Strasbourg. Growing political risk Netherlands: First European Isolated or local events may drive local demand for gold, election to watch but events that reverberate through the global economy or The latest polls show the far-right Dutch Freedom Party those that are not easily hedged with mainstream assets (PVV) has maintained its lead since November. Support can result in a renewed search for gold. has risen to 35%, with the People’s Party for Freedom and Last year, markets had to digest Britain’s vote to leave the Democracy (VVD) in second place at 23%. VVD won the European Union (EU) and the unexpected victory of Donald election in 2012 with a 41% share, and PVV tied in third Trump in the US presidential election. This year, markets place with 15%. PVV leader, Geert Wilders, advocates a will focus on three political events: first, the general Dutch referendum on EU membership, as anti-immigration election in Netherlands; second, the presidential election in protests have risen. However, the country’s proportional France, and third, the federal election in Germany. In each representation system means a coalition government is case, gold could suffer initially, as investors seek liquidity, most likely, and other parties have expressed a desire not following increased concern that anti-EU parties could to govern with him. succeed in upcoming elections, threatening the future of the EU. Thereafter however, gold’s safe-haven appeal could shine again. A weaker euro and a stronger gold price have co-existed before. Gold could well find a catalyst in the uncertainty created by the European elections. Gold Investor | February 2017 9

European uncertainty: a catalyst for gold


The French National Assembly.

> Gold draws broad-based safe-haven demand in the event of systematic risk and the elections across Europe have scope to shock markets again.

France: Low probability of a political earthquake

Our geopolitical analyst believes the risks are greatest surrounding France's election but that the probability of a surprise outcome is low. Current polls show Marine Le Pen, the anti-EU leader of the Front National (FN), securing sufficient votes in the first round on 23 April, and qualifying in most scenarios for the second round run-off of the French presidential race. The trigger event would be a victory for Le Pen in the second round on 7 May. Our geopolitical analyst notes that, to win the election, the FN would need about 19mn votes in the second-round run-off, around three times more than the FN's record 6.8mn votes last year. Le Pen is looking to reassert national control, take a tougher stance on immigration and had, initially, advocated exiting the EU as well. She is now suggesting a 'renegotiation with Brussels' as most voters are opposed to withdrawing from the EU. Her victory would have seismic implications for global political relations, as well as the future of the EU.

Germany: Unlikely victory for anti-EU party

Support for euro-sceptic Alternative fur Deutschland (AfD) has gained momentum. In the latest poll, support for the anti-EU party has risen to 15% but it remains in third place behind Merkel's CDU party at 32% and the Social Democratic Party at 21%. Support for AfD began to rise after Germany opened its borders to refugees. But support for Chancellor Angela Merkel has risen as most Germans polled welcomed her candidacy for the Bundestag election, which takes place by October 2017.

A catalyst for gold

Europe-related uncertainty is not limited to the political landscape and the future of the EU. Troubles also surround its financial markets, such as concerns over the banking sector, particularly in Germany and Italy. Gold prices sold off initially following the collapse of Lehman Brothers in 2008, as it fulfilled its obligation as a liquid asset amid cash shortages and margin calls. Thereafter, gold attracted broad-based investor interest, expanding its universe of investors from individuals to institutions. We had a glimpse of broad-based investors returning in 2016 as perceived political risk grew. While we think it is unlikely that anti-EU parties will come to power in 2017, gold could well find a catalyst in the uncertainty created by the elections. ■

Gold Investor | February 2017 10

Gold: The ultimate insurance policy Dr Alan Greenspan was Chairman Alan Greenspan of the Federal Reserve from 1987 to Chairman of the Federal 2006 and has advised government Reserve from 1987 to 2006 agencies, investment banks, and hedge funds ever since. Here, he reveals his deep concerns about economic prospects in the developed world, his view on gold’s important role in the monetary system and his belief in gold as the ultimate 1 insurance policy. In recent months, concerns about stagflation have been rising. Do you believe that these concerns are legitimate? We have been through a protracted period of stagnant productivity growth, particularly in the developed world, driven largely by the aging of the ‘baby boom’ generation. Social benefits (entitlements in the US) are crowding out gross domestic savings, the primary source for funding investment, dollar for dollar. The decline in gross domestic savings as a share of GDP has suppressed gross non-residential capital investment. It is the lessened investment that has suppressed the growth in output per hour globally. Output per hour has been growing at approximately  1⁄2% annually in the US and other developed countries over the past five years, compared with an earlier growth rate closer to 2%. That is a huge difference, which is reflected proportionately in the gross domestic product and in people’s standard of living. As productivity growth slows down, the whole economic system slows down. That has provoked despair and a consequent rise in economic populism from Brexit to Trump. Populism is not a philosophy or a concept, like socialism or capitalism, for example. Rather it is a cry of pain, where people are saying: Do something. Help! At the same time, the risk of inflation is beginning to rise. In the United States, the unemployment rate is below 5%, which has put upward pressure on wages and unit costs generally. Demand is picking up, as manifested by the recent marked, broad increase in the money supply, which is stoking inflationary pressures. To date, wage increases have largely been absorbed by employers, but, if costs are moving up, prices ultimately have to follow suit. If you impose inflation on stagnation, you get stagflation. The Federal Reserve’s gold vault. Gold Investor | February 2017 11

Gold: The ultimate insurance policy 2 3 As inflation pressures grow, do Over the past year, we have you anticipate a renewed interest witnessed Brexit, Trump’s election in gold? victory, and a decisive increase in Significant increases in inflation will ultimately increase the anti-establishment politics. How price of gold. Investment in gold now is insurance. It’s not do you think that central banks for short-term gain, but for long-term protection. and monetary policy will adjust to I view gold as the primary global currency. It is the only currency, along with silver, that does not require a counter- this new environment? party signature. Gold, however, has always been far more valuable per ounce than silver. No one refuses gold as The only example we have is what happened in the 1970s, payment to discharge an obligation. Credit instruments and when we last experienced stagflation and there were flat currency depend on the credit worthiness of a counter- real concerns about inflation spiraling out of control. Paul party. Gold, along with silver, is one of the only currencies Volcker was brought in as chairman of the Federal Reserve, that has an intrinsic value. It has always been that way. No and he raised the Federal Fund rate to 20% to stem the one questions its value, and it has always been a valuable erosion. It was a very destabilising period and by far the commodity, first coined in Asia Minor in 600 BC. most effective monetary policy in the history of the Federal Reserve. I hope that we don’t have to repeat that exercise to stabilise the system. But it remains an open question. The European Central Bank (ECB) has greater problems than the Federal Reserve. The asset side of the ECB’s balance sheet is larger than ever before, having grown steadily since Mario Draghi said he would do whatever it took to preserve the euro. And I have grave concerns about    the future of the Euro itself. Northern Europe has, in effect, I view gold as been funding the deficits of the South; that cannot continue indefinitely. The eurozone is not working. the primary In the UK, meanwhile, it remains unclear how Brexit will global currency. be resolved. Japan and China remain mired in problems as well. So, it is very difficult to find any large economy that is reasonably solid, and it is extremely hard to predict how central banks will respond. Gold Investor | February 2017 12

Gold: The ultimate insurance policy

4

Although gold is not an official currency, it plays an important role in the monetary system. What role do you think gold should play in the new geopolitical environment?

The gold standard was operating at its peak in the late 19th and early 20th centuries, a period of extraordinary global prosperity, characterised by firming productivity growth and very little inflation.

But today, there is a widespread view that the 19th century gold standard didn't work. I think that's like wearing the wrong size shoes and saying the shoes are uncomfortable! It wasn't the gold standard that failed; it was politics. World War I disabled the fixed exchange rate parities and no country wanted to be exposed to the humiliation of having a lesser exchange rate against the US dollar than it enjoyed in 1913.

Britain, for example, chose to return to the gold standard in 1925 at the same exchange rate it had in 1913 relative to the US dollar (US$4.86 per pound sterling). That was a monumental error by Winston Churchill, then Chancellor of the Exchequer. It induced a severe deflation for Britain in the late 1920s, and the Bank of England had to default in 1931. It wasn't the gold standard that wasn't functioning; it was these pre-war parities that didn't work. All wanted to return to pre-war exchange rate parities, which, given the different degree of war and economic destruction from country to country, rendered this desire, in general, wholly unrealistic.

> "Today there is a widespread view that the 19th century gold standard didn't work. I think that's like wearing the wrong size shoes and saying the shoes are uncomfortable!"

Today, going back on to the gold standard would be perceived as an act of desperation. But if the gold standard were in place today we would not have reached the situation in which we now find ourselves. We cannot afford to spend on infrastructure in the way that we should. The US sorely needs it, and it would pay for itself eventually in the form of a better economic environment (infrastructure). But few of such benefits would be reflected in private cash flow to repay debt. Much such infrastructure would have to be funded with government debt. We are already in danger of seeing the ratio of federal debt to GDP edging toward triple digits. We would never have reached this position of extreme indebtedness were we on the gold standard, because the gold standard is a way of ensuring that fiscal policy never gets out of line.

> "Significant increases in inflation will ultimately increase the price of gold. Investment in gold now is insurance. It's not for short-term gain, but for long-term protection."

Gold Investor | February 2017

13

Gold: The ultimate insurance policy 5 6 Do you think that fiscal policy Against a background of ultra-low should be adjusted to aid monetary and negative interest rates, many policy decisions? reserve managers have been I think the reverse is true. Fiscal policy is much more large buyers of gold. In your view, fundamental policy. Monetary policy does not have the what role does gold play as a same potency. And if fiscal policy is sound, then monetary policy becomes reasonably easy to implement. The very reserve asset? worst situation for a central banker is an unstable fiscal system, such as we are experiencing today. When I was Chair of the Federal Reserve I used to testify before US Congressman Ron Paul, who was a very strong The central issue is that the degree of government advocate of gold. We had some interesting discussions. expenditure growth, largely entitlements, is destabilising I told him that US monetary policy tried to follow signals the financial system. The retirement age of 65 has changed that a gold standard would have created. That is sound only slightly since President Roosevelt introduced it in monetary policy even with a fiat currency. In that regard, 1935, even though longevity has increased substantially I told him that even if we had gone back to the gold since then. So, the first thing we have to do is raise the standard, policy would not have changed all that much. retirement age. That could cut expenditure appreciably. I also believe that regulatory capital requirements for banks and financial intermediaries need to be much higher than they are currently. Looking back, every crisis of recent generations has been a monetary crisis. The non-financial part of the US economy was in good shape before 2008, for example. It was the collapse of the financial system that brought down the non-financial part of the economy. If you    build up enough capital in the financial system, the chances The very worst situation of serial, contagious default are much decreased. If we raised capital requirements for commercial banks, for a central banker for example, from the current average rate of around is an unstable fiscal 11% to 20% or 30% of assets, bankers would argue system, such as we are that they could not make profitable loans under such circumstances. Office of the Controller of the Currency experiencing today. data dating back to 1869 suggests otherwise. These data demonstrate that the rate of bank net income to equity capital has ranged between 5% and 10% for almost all the years of the data’s history, irrespective of the level of equity capital to assets. This suggests we could phase in higher capital requirements overtime without decreasing the effectiveness of the financial system. To be sure there would likely be some contraction in lending, but, arguably, those loans should, in all likelihood, never have been made in the first place. Gold Investor | February 2017 14

Maximising gold’s monetary value Gold has long been prized as a Erkan Kilimci national asset, preserving wealth Deputy Governor from generation to generation. But it Central Bank of the can play a much greater economic Republic of Turkey and social role, as Erkan Kilimci, Deputy Governor at the Central Bank of the Republic of Turkey, explains. The Central Bank of the Republic of Turkey. Gold Investor | February 2017 15

Maximising gold's monetary value

The role of the Central Banker has become increasingly challenging in recent years. On the one hand, we formulate monetary policy. On the other hand, we ensure that national reserves are properly managed. So we are primarily responsible for setting ultra-low and often negative interest rates. But we also need to deal with the consequences as reserve managers.

In Turkey, we believe that gold can play a role in both areas.

As reserve managers, we are mandated to follow three basic principles: safety, liquidity and returns. In an era of persistent economic fragility, these principles need to be analysed in forensic detail. We cannot just continue to do what we once did, because the environment has changed and there is no early recovery in sight. Quantitative easing has reduced liquidity and means that many government bonds are producing negative yields. Under this scenario, old assumptions about which assets are highly liquid and risk-free need to be reassessed – and it is here that gold comes into its own.

> “As gold has no credit risk, it is one of the safest assets a nation can hold.”

Broadly speaking, reserve assets represent a nation's wealth accumulated over many years. As gold has no credit risk, it is one of the safest assets a nation can hold. It is also one of the most liquid assets available so it plays an incredibly useful part in a central bank portfolio.

I believe that we have neglected the importance of gold in recent years. As an asset, it has certain unique features, not just because it is safe and liquid, but also because it is valued and in demand across the world. So today, I think we need to revisit this treasured asset and try to understand why it has always been held in such esteem and its role within a diversified portfolio.

Of course, asset allocation is dynamic and market dependent, but in Turkey we allocate 13% to 15% of our total reserves to gold. And we firmly believe that long-term asset holders should also overweight gold in their portfolios, particularly against a backdrop of economic and political uncertainty.

Monetising gold

However, we think that gold can play a much broader role in a country's economic wealth, particularly for nations with a long tradition of gold investment.

The Turkish domestic economy, for example, is home to between 5,000 and 6,000 tonnes of gold, worth around US$200 billion. Much of that wealth lies hidden within domestic households, where its economic contribution is negligible.

That is why the Central Bank of the Republic of Turkey (CBRT) introduced the Reserve Option Mechanism, under which banks can use gold as part of the required reserves that they deposit with us. We introduced the policy in 2011, giving banks an option to deposit up to 30% of their total required reserves in the form of gold. The measure has had considerable success, boosting our reserves by more than 450 tonnes.

In addition, last autumn we went further, increasing the proportion of the permissible gold reserve option to 35%, on condition that the extra 5% comes from wrought or scrap gold from Turkish residents. We also allowed banks to submit gold in the form of 1kg bars (kilobars) that can be stored at the Borsa İstanbul. We then applied a 1:1 co-efficient to this gold, which effectively makes it four times cheaper for banks to use gold as their required reserves versus the Turkish lira.

This year, we introduced another mechanism, under which domestic banks will not only be able to post gold as required reserves; but we will also be able to buy recycled gold from them, at price fixed by the Borsa İstanbul and stored at the Exchange in kilobars. This means that if a bank has already deposited 35% of its required reserves as gold, it can sell up to 5% of that gold to the Central Bank and post fresh gold with us.

Why have we taken all these measures?

Quite simply, to make better use of the nation's gold.

In Turkey, there is a long tradition of gold investment. Gold is used for wedding gifts and many women belong to gold saving circles, organised within family homes on a monthly basis. These traditions have allowed thousands of tonnes of gold to build up in our economic system but they are unrecognised and their owners earn no return from them.

Gold Investor | February 2017

16

Maximising gold's monetary value

Golden days

The Reserve Option Mechanism encourages banks to monetise that hidden gold. We have deliberately refrained from telling them how to do it, but they have produced a number of initiatives themselves. They have, for example, introduced monthly 'Golden Days' designed to follow the pattern of the women's savings circles. Gold investors are invited to bank branches, where they meet gold experts, drink tea and are given the opportunity to open gold deposit accounts. This particular initiative worked very well, not least because it is so well aligned with existing traditions.

I believe this is a crucial factor behind the success of the Reserve Option Mechanism. In our view, there is little point in introducing such a system and imposing a single methodology on the banks and other stakeholders. It is far preferable to allow participants to design their own approach, which takes into consideration local behaviour and customs.

The Mechanism has also benefited from trust at every stage of the value chain: the trust that investors have in gold; the trust that they have in the banking system; the trust that banks have in the refineries who take the recycled gold and return it as standard bars. And, of course, the trust in us, the CBRT.

As one of the most creditable national institutions, people trust us as the ultimate depositary of the nation's wealth. In fact, the mechanism by which householders' gold is turned into an international asset is a source of national pride.

When we first introduced the Reserve Option Mechanism, there were concerns that it would create additional demand for gold. That has not happened. Instead, it has helped gold investors to realise that there are other ways to save and invest. When they go into a bank branch, they see the products that are on offer and the returns that they can potentially receive. So the Mechanism is bringing unbanked citizens into the financial system and boosting financial education.

> "We firmly believe that long-term asset holders should overweight gold in their portfolios."

Triple benefits

Overall, we believe that it creates a win: win situation. Individual investors win out because they are swapping physical gold, which yields no return, for return-generating deposit accounts. Turkish banks win out because they are able to use this gold as required reserves with the Central Bank, thereby boosting their own liquidity without recourse to international borrowing. We win out because we are increasing our reserves of physical gold at a time when we believe all Central Banks should be raising the proportion of gold they hold in their portfolios. And the Turkish economy benefits because gold is being transformed from a passive asset into an active one.

Looking to the future, we have no specific target for the amount of gold that we would like to monetise in this way but, given there is close to US$200 billion of gold lying dormant in people's homes, we will certainly continue to support the Reserve Option Mechanism and encourage individuals and banks to bring gold into the financial system.

We are also working on an initiative with some of our largest trade partners, where both sides can use either their domestic currency or gold for payment. It is early days but this scheme is another key way in which we can monetise our gold.

We believe that Turkey is one of the wealthier emerging market countries, but much of that wealth is hidden. We are determined to bring it into the open. ■



Turkish bracelets made of gold coins.

Gold Investor | February 2017

17

New steps to empower Turkey in the global gold market

Working in partnership with the Central Bank of the Republic of Turkey, **Borsa İstanbul** is expected to play a pivotal role as Turkey cements its reputation for successful innovation in the global gold market. Borsa İstanbul Chairman Himmet Karadag explains the steps that the exchange is taking and the importance of the new AAOIFI Standard which sets specific rules for use of gold as an investment in Islamic Finance.

Himmet Karadağ

Chairman
Borsa İstanbul



Gold has been regarded as one of the most important investment products for generations in Turkey and Borsa Istanbul is a key player in the trade of physical gold. Looking ahead, we hope to become a global centre for physical precious metal storage. However, one point was clear: in order to fulfill our ambition, we needed to expand our vaulting capacity. To that end, we are constructing a new facility, with more than 1,600 tons of storage capacity for gold and other precious metals – around ten times larger than our current vault.

The move should strengthen our partnership with the Central Bank of the Republic of Turkey (CBRT), as it continues to develop the reserve option mechanism. Borsa Istanbul's vault is currently the only place where Turkish banks can safeguard gold kept as a part of their reserve requirements within Turkey. In time however, we hope to store commercial banks' other gold reserves currently stored in London.

We have been collaborating closely with the CBRT on this and, once the new facility is open in around March, efforts to bring the gold reserves from London to Istanbul will accelerate.

The expansion of Borsa İstanbul's vault is also timely, given the recent launch of the new Shari'ah Standard for gold, developed by the World Gold Council and the Accounting and Auditing Organisation for Islamic Financial Institutions (of which Turkey is a member).

We believe that the new Standard will have a significant impact on gold demand from all sector players which shy away from conventional finance practices, as it is the first time there has been such definitive guidance on gold products in this regard.

In the short-term, we expect that this recent step will foster the creation of diversified financial gold products; provide investors with access to a broader range of investment options, and reduce handling and vaulting costs.

In the longer term, we believe that the Standard will play an even greater role in the market: bolstering demand for gold products, reducing gold price volatility and contributing to Turkey's standing as a regional gold hub. ■



Borsa İstanbul hopes to become a global centre for physical precious metals storage.

Gold Investor | February 2017 18

Advancing Islamic finance through gold

In 2016, AAOIFI launched the Shari'ah Standard on Gold, developed in collaboration with the World Gold Council. The Standard is one of the most important recent developments in Islamic finance and will bring all the benefits of gold as an asset class to Muslim investors worldwide. **Dr Mark Mobius**, Executive Chairman, Templeton Emerging Markets Group, explains why the time has now come for gold instruments in Islamic finance.

Despite challenging times recently, the Islamic finance field has experienced major growth during the last decade. Nevertheless, the opportunity for innovation is great, given the high interest in Islamic finance by Muslims all over the world. Gold is a particularly noteworthy prospect given its significant history in the Muslim world. Antiquity gold was actively mined and gold coins were minted throughout the Middle East, while the gold dinar was recognised as a trading standard for hundreds of years. Of course, the use of gold in Islamic art is exceptional and gold's use in calligraphic documents has given pleasure to millions of people over the years.

Given its history and reputation, the opportunity for gold in Islamic finance is clear. However, in order for this development to take place, the Islamic world needs to agree on a clear set of rules regarding the use of gold in Islamic finance.

> "The new Standard will enable the foundation of what could be the most significant event for Shari'ah finance in modern times."

Dr Mark Mobius

Executive Chairman
Templeton Emerging
Markets Group



A modern step-change

The World Gold Council's cooperation with the Accounting and Auditing Organisation for Islamic Financial Institutions (AAOIFI) to create a Shari'ah Standard on Gold is a notable development in this regard. The new Standard will enable the foundation of what could be the most significant event for Shari'ah finance in modern times.

The most exciting outcome would probably be a series of financial products which would appeal not only to Muslims but to people of all faiths. Given its unique and incomparable characteristics of rarity and durability, gold has for millennia been considered the best store of value for all civilisations. Gold's reputation for safety and stability has made it a haven for many investors around the world, particularly during the high volatility experienced in financial markets in recent times. The fact that gold's market behaviour is remarkably different from other asset classes means that it offers an excellent diversification tool for investors. In addition, it has proven to be less volatile than equities. Furthermore, gold carries no credit risk.

> "Buy gold and sit on it. That is the key to success."

Gold Investor | February 2017 19

Advancing Islamic finance through gold Wealth preservation Perhaps one of the most important characteristics of gold Over the long term, gold has is its liquidity. Gold is traded all over the world and a market provided investors with a bulwark for sellers and buyers can be found in large quantities. In addition, the most important argument for the use of gold against the irresponsible issuance of in Shari’ah and other kinds of finance is the fact that it has paper money by governments all been shown to be a long-term preserver of wealth. over the world. The study of paper money since the time it was first issued shows that no ?at currency has held its value for the long term. Over the long term therefore, gold has provided investors with a bulwark against the irresponsible issuance of paper money by governments all over the world. Franz Pick, a renowned expert on currencies who spent a lifetime studying money, once said: “Buy gold and sit on it. That is the key to success.” The time has come for gold instruments in Islamic finance. Mohammad Al-Amin Mosque, Beirut. Gold Investor | February 2017 20

Gold and currencies: looking at gold beyond the US dollar

Gold is traditionally priced in dollars and assessed in relation to the US currency. But, as **Juan Carlos Artigas,** Director of Investment Research at the World Gold Council explains, 90% of physical demand comes from outside the US. For those investors, the price of gold in their local currency is much more relevant. And it can differ significantly from the dollar price.

Juan Carlos Artigas

Director
Investment Research
World Gold Council



Gold has played an integral role in the monetary system for centuries, as a unit of exchange and a monetary anchor. While gold's official role has evolved under the existing system of floating exchange rates, it has retained several currency characteristics.

For fiat currencies, however, money supply and bank balance sheets can be expanded as necessary to adjust monetary policy (**Chart 1**). And the value of fiat currencies is linked to whether investors believe that governments are willing and able to discharge their obligations.

Gold is different because the available supply of gold changes little over time – growing only 2% per year through mine production. Its geological scarcity and its role as a hard currency make it a natural hedge to fiat money. In fact, over the past century, gold has vastly outperformed all major currencies as a means of exchange.

As such, investors use gold as they seek the safety of supply-constrained hard assets, especially as governments implement inflationary policies. Central banks use gold in the same way. They view it as an integral part of their foreign reserves, providing diversification and buffering geopolitical and sovereign risks.

> “The reference price of any commodity – including gold – is less important to investors and consumers than the price they pay in their own local currency.”

Chart 1: Gold's mine production growth pales in comparison to the money supply growth of fiat currencies since the Great Recession*


Gold
Japan
United Kingdom
United States
Switzerland
Canada
South Korea
Australia
Brazil
India
China
Russia
-5
0
5
10
15
20
Average annual growth (%)
Mine production growth relative to above-ground stocks of gold
Nominal GDP growth
Money supply growth

*Annual growth between 2008 and 2016. For each country, the magnitude between zero and the end of the light red bar represents money supply growth. The magnitude from zero to the end of the dark red bar represents nominal GDP growth. Money supply growth in excess of GDP growth could lead to inflation and/or currency devaluation. In Japan's case, the GDP growth is negative. Money supply growth was computed using a broad money aggregate that includes M0, M1, M2 and M3. Growth in gold supply was computed by comparing the mine production growth the available above-ground stock of gold at the end of 2007.

Source: Bloomberg; GFMS, Thomson Reuters; IMF, Metals Focus; World Gold Council

Gold Investor | February 2017 21

Gold and currencies: looking at gold beyond the US dollar Traditionally, gold is considered a natural hedge to the US Martin Feldstein, Professor of Economics at Harvard dollar, the world’s reserve currency. But US dollar investors University highlighted the impact of this in Project are not the only ones to benefit from gold’s currency Syndicate. He showed that the local price of oil only moves hedging qualities. An allocation to gold also provides in relation to the dollar to reflect the US currency’s move international investors with protection against falls in relative to the local currency. Similarly, we believe the price their local currency. of gold in dollars would only change to reflect the change in local demand/supply for the currency, reflected in the Quoted in US dollars, gold is change in the US dollar relative to a local currency. For example, if the dollar rises against the euro, gold becomes bought in local currency more expensive for European buyers. They, in turn, may demand less gold, putting downward pressure on the gold Investors often say that gold is ‘priced’ in US dollars and price. This is, of course, a simplification, but explains why in use this to explain the negative relationship between the practice, there is an asymmetric relationship between the two. While it is true that the gold price is often quoted in dollar and gold. dollars, it is not solely dictated by the dollar. The relationship between gold and the dollar responds to the position of the dollar as ‘the’ reserve currency and    The market for gold is truly the effect of US dollar-based demand and supply on the global, with more than 90% of gold price. From the demand side, however, the reference price of any physical demand coming from Chinese consumers track the gold price in local currency in retail environments. Gold Investor | February 2017 22

Gold and currencies: looking at gold beyond the US dollar

Non-dollar performance of gold

Yes, the US dollar is a significant driver for gold but there are two additional important points to consider: first, it is not the only driver, and second, it is not always the most relevant metric for investors.

The market for gold is truly global, with more than 90% of physical demand coming from outside the US, primarily from emerging economies. For all these non-dollar buyers, it is the local price – and not the US dollar price – that matters most. In 2016, as the dollar strengthened, gold's return in euro, sterling, Indian rupee and Chinese renminbi, to name a few, was higher than gold's return in US dollars.

Chart 2: Gold in non-dollar terms outperformed gold in dollar terms over the past decade aided by periods of dollar strength
Gold (US$/oz) and Index annual returns*


Return %
40
30
20
10
0
-10
-20
-30
-40
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Gold (US$/oz)
Long US$ Gold Index

* As of 31 December 2016. Gold corresponds to the LBMA Gold Price PM. The Long US$ Gold Index corresponds to the Solactive GLD® Long USD Gold Index. For more details see: https://www.solactive.com/complex-indexing/?index=DE000SLA2K90.

Source: Bloomberg, ICE Benchmark Administration, Solactive AG, World Gold Council

> **"** In 2016, as the dollar strengthened, gold's return in euro, sterling, Indian rupee and Chinese renminbi was higher than in US dollars. **"**

Recently, Solactive AG – a well-established index provider – has developed an index to track the price of gold from a non-dollar perspective. Combining the performance of gold in a basket of non-US currencies – including the euro, the British pound, Japanese yen, Canadian dollar, Swedish krona and Swiss franc – it reflects the economic effect of holding gold with a basket of non-US currencies. Gold's return from this perspective has been, on average, 2.3% higher per year than the return of gold in dollars for the past ten years, driven by periods of dollar strength (**Chart 2**).

So, looking at gold only from a dollar perspective does not capture all the benefits that investors around the world derive from adding gold to their portfolio. And from a US investor's point of view, these alternative metrics underline gold's global relevance. ■

Gold Investor | February 2017 23

Key gold market statistics Gold returns remain competitive compared to major financial assets Gold has been inversely correlated to stocks, high yield and Performance metrics for major global financial assets in US$* commodities over the past year 10-year average return % Weekly return correlation on key assets and gold in (US$)* 20 BarCap BarCap 1-3m T-bills US Credit** S&P 500 BarCap US HY Gold (US$/oz) 10 BarCap US Credit** BarCap 1-3m T-bills MSCI BarCap US HY 0 EAFE S&P 500 S&P -10 GSCI Key: Bubble area = S&P GS MSCI EAFE annual volatility Crude Oil 15% Brent (US$/bbl) -20 per year 30% per year S&P GSCI -30 05 10 15 20 25 -1.0 -0.8 -0.6 -0.4 -0.2 0 0.2 0.4 0.6 0.8 1.0 1-year return % Correlation to gold 1-year 10-year *1-year and 10-year retuns based on data ending 31 January 2017. *1-year and 10-year correlations based on weekly returns ending 27 January 2017. **BarCap US Credit includes both governmenment and high grade corporate bonds. **BarCap US Credit includes both sovereign and corporate bonds. Source: Bloomberg; World Gold Council Source: Bloomberg; World Gold Council Gold performance should be measured in more than one currency Gold trades more than many other major financial assets Annual gold returns in various currencies* Average daily trading volumes in US$* Return % German Bunds 40 Dow Jones (all stocks) 30 UK Gilts 20 Euro/yen 10 S&P 500 (all stocks) Gold** 0 US Agencies -10 JGBs -20 US$/sterling -30 US Treasuries -40 US$/yen 2001 2003 2005 2007 2009 2011 2013 2015 2017** US$/euro Gold (US$) Long US$ Gold Index Gold (CNY) Gold (INR) 0 200 400 600 800 1,000 1,200 1,400 US$bn/day * Based on the LBMA Gold Price PM except for the Long US$ Gold Index that is    based on the Solactive GLD® Long USD Gold Index. The Index combines a long Stocks Bonds Currencies    position in physical gold with a long position in a basket of currencies that include    EUR (57.6%), JPY (13.6%) GBP (11.9%), CAD (9.1%), SEK (4.2%) and CHF (3.6%).    *Based on estimated annual averages as of December 2017.    For more details see: https://www.solactive.com/complex-indexing/ **Gold liquidity includes estimates on over-the-counter (OTC) transactions, and    ?index=DE000SLA2K90.    published statistics on futures exchanges, & gold-backed exchange-traded products. **Year-to-date as of 31 January 2017. Source: BIS; Bloomberg; German Finance Agency; Japan Securities Dealers Source: Bloomberg; ICE Benchmark Administration; Solactive AG; World Gold Council Association; LBMA; UK Debt Management Office (DMO); World Gold Council Financial gold accounts for more than a third of above Gold market larger than many major stock and bond markets ground gold stocks Market size of major global financial assets in US$* Market size (in tonnes and US$ value) for various gold sectors* S&P 500 US Treasuries Japan Jewellery TOPIX 89,775 tonnes US$ 3,610bn 47% Shanghai Composite Official sector Gold** 31,652 tonnes US$1,273bn 17% UK Gilts Bars and coins China 37,475 tonnes US$1,507bn 20% FTSE 100 ETFs and similar French OATs 2,142 tonnes US$86bn 1% German Bunds Hang Seng Other fabrication and unaccounted DAX 28,900 tonnes US$1,162bn 15% Australia 0 5,000 10,000 15,000 25,000 25,000 US$bn *Volumes as of end-2016, values calculated using 2016 average LBMA Gold Stocks Bonds    price of US$1,251/oz. Financial gold is defined as the sum of official sector    holdings, bars and coins, and ETPs** (71,261 tonnes, US$2,866bn, 38%). *As of 30 December 2016 where available, otherwise most recent data published. **ETPs include gold-backed exchange traded funds (ETFs) and similar products. **Includes bars, coins, gold-backed exchange-traded products and official sector holdings. Source: Bloomberg; GFMS, Thomson Reuters; ICE Benchmark Administration; Source: BIS; Bloomberg; GFMS, Thomson Reuters; ICE Benchmark Administration; Respective ETP Providers; World Gold Council World Gold Council Gold Investor | February 2017 24

Copyright and other rights © 2017 World Gold Council. All rights reserved. World Gold Council and the Circle limitation, any advice to the effect that any gold related transaction is appropriate for device are trademarks of the World Gold Council or its affiliates. any investment objective or financial situation of a prospective investor. A decision All references to LBMA Gold Price have been provided for informational purposes to invest in gold, any gold related products or any other products, securities or only. ICE Benchmark Administration Limited accepts no liability or responsibility investments should not be made in reliance on any of the statements in this for the accuracy of the prices or the underlying product to which the prices may document. 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Nothing in this document should updating any forward-looking statements. be taken as making any recommendations or providing any investment or other Expressions of opinion are those of the authors and are subject to change advice with respect to the purchase, sale or other disposition of gold, any gold without notice. related products or any other products, securities or investments, including without Photography credits Front cover: Bloomberg/Getty Images Page 4: Centre left, Bikeworldtravel/Shutterstock.com Page 4: Top right, ArtisticPhoto/Shutterstock.com Page 4: Bottom right, Heraeus Deutschland GmbH & Co. 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Gold Investor | February 2017 26

Published by: World Gold Council 10 Old Bailey, London EC4M 7NG United Kingdom C046201702

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